

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 25 2002
WASH, D.C.
152
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ____________________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive offices)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/24/02

Ronald L. Saper, Trustee

Item 4.Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements and Supplemental Schedules for the years ended December 31, 2001 and 2000, and independent auditors' report are attached as an exhibit beginning on page E-3.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit	Page
Consent of Deloitte & Touche LLP	E-1
Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements and Supplemental Schedules for the years ended December 31, 2001 and 2000, and independent auditors' report	E-3

Exhibit 1

Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-89082, No. 333-97900, No. 333-46588, and No. 333-81242 of Washington Federal, Inc. on Form S-8 of our report dated June 11, 2002, appearing in the Annual Report on Form 11-K of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 21, 2002

Exhibit 2

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements and Supplemental Schedules
For the Years ended December 31, 2001 and 2000,
and Independent Auditors' Report


SEC MAIL
RECEIVED
PROCESSING
JUN 25 2002
WASH, D.C.
152
SECTION

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000, AND
INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of net assets available for benefits	2
Statements of changes in net assets available for benefits	3
Notes to financial statements	4
SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2001:	
Schedule of assets held for investment	10
Schedule of reportable transactions	12

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2002

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	$27,457,724	$35,295,803
Mutual funds	2,583,718	
U.S. government and agency securities		4,999,930
	30,041,442	40,295,733
Investments at estimated fair value:		
Certificates of deposit	35,428,921	33,824,552
Washington Federal Savings repurchase agreements	7,383,024	
Cash and cash equivalents	1,445,637	4,011,013
	44,257,582	37,835,565
Total investments	74,299,024	78,131,298
Receivables:		
Employer contributions	12,127	47,484
Other	6,242	1,498,952
	18,369	1,546,436
NET ASSETS AVAILABLE FOR BENEFITS	$74,317,393	$79,677,734

See notes to financial statements.

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Net appreciation (depreciation) of investments	$ (625,693)	$ 12,392,890
Interest earned on investments	2,776,028	2,607,259
Cash dividends on common stock	1,152,839	1,671,312
Contributions:		
Employer	2,187,189	1,696,650
Employee	1,274,754	1,116,774
Transfers	128,181	23,999
Total contributions	3,590,124	2,837,423
TOTAL ADDITIONS	6,893,298	19,508,884
DEDUCTIONS:		
Benefits paid to participants	12,240,827	18,699,903
Mutual fund expenses	12,812	
TOTAL DEDUCTIONS	12,253,639	18,699,903
NET ADDITIONS (DEDUCTIONS)	(5,360,341)	808,981
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	79,677,734	78,868,753
End of year	$ 74,317,393	$ 79,677,734

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (Company) Profit Sharing Retirement Plan and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On September 1, 1984, the Plan was restated to include a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. On September 29, 1995, the Plan was restated to include an Employee Stock Ownership Plan (ESOP) feature as part of the Plan. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock.

On July 23, 2001, the Plan was amended to comply with current Internal Revenue Service and Department of Labor requirements.

Contributions: Under provisions of the Plan, all participants may make voluntary monthly contributions up to 7% of their considered earnings as defined by the Plan. In addition, participants may contribute up to 13% of their considered earnings to the cash deferral 401(k) portion of the Plan subject to statutory limitations. The combination of voluntary monthly contributions and 401(k) deferred contributions may not exceed 13% of participants' considered earnings. Company contributions to the Plan are determined by the Board of Directors based on the Company's accumulated net operating income. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions and forfeitures to an individual participant's account in this Plan cannot exceed the lesser of $30,000 or 25% of the participant's total annual compensation.

Participant accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment options: The Plan has established five accounts to which contributions are directed:

Nonparticipant-directed:

- Participant contribution account – Tax-paid contributions of a participant
- 401(k) account – Tax-deferred contributions of a participant
- Company account – Contributions authorized by the Board of Directors and paid by the Company to the participant's account

Participant-directed:

- ESOP account – Funds transferred from other accounts, as authorized by the participant, and invested in Company common stock and other investments
- Mutual fund account – Funds transferred from the 401(k) account, as authorized by the participant, and invested in various mutual funds, as selected by the participant

ESOP account: At least twice per year, from January 1 to January 31 and from July 1 to July 31, a participant may transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting: Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than seven years of continuous service. Participants with seven or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service year	Percentage vested
1	– %
2	–
3	20
4	40
5	60
6	80
7	100

Forfeitures: Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Nonvested account balances are subject to forfeiture and are reallocated to active Plan participants and used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2001 and 2000, forfeited nonvested accounts totalled $353,428 and $334,412, respectively.

Benefits: In accordance with the terms of the Plan, a participant, upon either termination, death, or disability, may elect alternative methods of benefit payments, including:

- A lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the survivor life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and administrators of the Plan: The Plan is administered by the trustees appointed by the Board of Directors of Washington Federal, Inc. Trustees of the Plan are Ronald L. Saper, Arline T. Fonda and Karen S. Carlson, all employees of the Company, as required by the Plan.

Administrative expenses: Administrative expenses related to mutual fund investments are paid by the respective participants. All other expenses for administration of the Plan are paid by Washington Federal Savings, the Plan's sponsor.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The investments of the Plan are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. Other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2001 and 2000.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Securities sold receivable: The Plan accounts for security sales on a trade-date basis. As of December 31, 2000, $1,498,952 of sales of Washington Federal, Inc. common stock had been executed but were unsettled and are included in the Statements of Net Assets Available for Benefits as an other receivable. As of December 31, 2001, there were no executed but unsettled sales of Washington Federal, Inc. common stock.

Payment of benefits: Benefits are recorded when paid.

Recently issued accounting standard: Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan has adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 had no impact on its financial position as the Plan did not have any derivative instruments.

Dividends: On January 23, 2002, the Board of Directors of the Company declared an 11-for-10 stock split in the form of a 10% stock dividend payable to the stockholders of record on February 8, 2002, and distributed on February 22, 2002. All previously reported share amounts have been adjusted accordingly.

NOTE 3: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan sponsor. As such, these investments qualify as party-in-interest transactions. These investments are Washington Federal, Inc. common stock, and Washington Federal Savings repurchase agreements and money market account.

NOTE 6: INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2001	2000
Washington Federal, Inc. common stock (1,171,409 and 1,501,685 shares)	$27,457,724	$35,295,803
U.S. government and agency securities (yield):		
FHLMC, 6.25%, due January 12, 2001 (6.35%)*		4,999,930
Certificates of deposit (yield):		
Key Bank, 6.44%, due September 14, 2002 (6.65%)*	4,633,002	4,346,269
Key Bank, 7.35%, due September 13, 2005 (7.63%)*	6,324,668	6,337,439
Wells Fargo, 7.20%, due June 28, 2005 (7.48%)*	10,402,265	9,685,830
USAA Federal Savings Bank, 6.81%, due October 18, 2005 (7.03%)*	4,338,520	4,055,226
Cash and cash equivalents:		
Washington Federal Savings Premium Plus account*		4,011,013
Repurchase agreements:		
Washington Federal Savings, 5.21%, due January 21, 2002 (5.26%)*	6,616,859	

*Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $625,693.

Washington Federal, Inc. common stock	$ (662,408)
Mutual funds	36,715
	$ (625,693)

Certificates of deposit at December 31, 2001 and 2000, consist of amounts on deposit at FDIC-insured banks with yields ranging from 6.56% to 7.84% and 6.00% to 7.63%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

NOTE 7: NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to nonparticipant-directed investments is as follows as of and for the fiscal years ended December 31:

	2001	2000
Net assets:		
Certificates of deposit	$35,428,921	$33,824,552
Washington Federal Savings money market deposit	1,427,885	4,011,013
Washington Federal Savings repurchase agreements	7,383,024	
U.S. government and agency securities		4,999,930
	44,239,830	42,835,495
Employer contributions receivable	12,127	47,484
	$44,251,957	$42,882,979
Changes in net assets:		
Contributions	$ 3,175,866	$ 2,837,423
Interest earned on investments	2,770,479	2,607,259
Net appreciation on investments		1,964
Benefits paid to participants	(5,468,729)	(9,021,059)
Transfers from participant-directed investments	891,362	1,315,714
	$ 1,368,978	$ (2,258,699)

NOTE 8: MUTUAL FUND INVESTMENT OPTION

In March 2001, the Plan began to offer self-directed investment options in a family of mutual funds, administered by a third party. As of December 31, 2001, net assets of $2,583,718 were invested in the mutual fund investment option. These balances are included within the statements of net assets available for benefits.

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2001

Issuer	Description (yield)	Fair value
Washington Federal, Inc.*	1,171,409 shares of common stock	$27,457,724
Mutual funds:		
Barclays Global	Midcap Fund	622,682
Barclays Global	S&P 500 Growth Fund	472,815
Barclays Global	Equity Index Fund	369,152
Barclays Global	S&P 500 Value Fund	333,682
Barclays Global	Stable Value Fund	261,556
Barclays Global	Russell 2000 Fund	134,503
Barclays Global	Growth and Income Fund	122,626
Barclays Global	Government Fund	92,270
Barclays Global	Bond Fund	56,774
Barclays Global	International Fund	44,619
Barclays Global	Income Plus Fund	41,057
Barclays Global	Growth Fund	31,982
		2,583,718
Certificates of deposit:		
Wells Fargo Bank	7.20%, June 28, 2005 (7.48%)	10,402,265
Wells Fargo Bank	6.38%, December 5, 2005 (6.56%)	2,675,461
Key Bank	7.35%, September 13, 2005 (7.63%)	6,324,668
Key Bank	6.44%, September 14, 2002 (6.65%)	4,633,002
Key Bank	6.53% April 8, 2002 (6.75%)	3,042,492
Key Bank	7.55% February 25, 2005 (7.84%)	1,329,704
USAA Federal Savings Bank	6.81% October 18, 2005 (7.03%)	4,338,520
USAA Federal Savings Bank	6.64% December 5, 2002 (6.85%)	2,682,809
		35,428,921
Repurchase agreements:		
Washington Federal Savings*	5.21% January 21, 2002 (5.26%)	6,616,859
Washington Federal Savings*	5.21% February 4, 2002 (5.28%)	766,165
		7,383,024
BALANCE, *carried forward*		72,853,387

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT *(continued)*
DECEMBER 31, 2001

Issuer	Description (yield)	Fair value
BALANCE, *brought forward*		$ 72,853,387
Cash and cash equivalents:		
Washington Federal Savings*	Variable rate demand account	1,427,885
Bank of New York	Registered money market mutual fund	17,752
		1,445,637
		$ 74,299,024

*Party-in-interest